August 20, 2018

Via EDGAR

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Itamar Medical Ltd.

Confidential Submission of the Draft Registration Statement on Form 20-F

Dear Sir/Madam,

Itamar Medical Ltd. (the “Company”) is an Israeli company and a foreign private issuer whose ordinary shares have been traded on the Tel Aviv Stock Exchange since March 2007. The Company is a medical technology company that designs, develops, manufactures and sells sleep apnea diagnostic ambulatory products and related services.

The Company is hereby submitting a draft registration statement on Form 20-F via EDGAR (including the financial statements and all exhibits, the “Draft Registration Statement”) relating to a proposed listing of the Company’s ordinary shares to be evidenced by American Depositary Shares (“ADSs”) on the Nasdaq Capital Market. The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form 20-F relating to the ADSs will be publicly filed with the Commission together with the Draft Registration Statement and any other nonpublic draft submissions at least 15 days prior to the anticipated effective date of the registration statement.

The Company hereby requests confidential treatment for this letter, the Draft Registration Statement and any subsequent nonpublic draft submissions, including under Rule 83 (17 CFR 200.83).

The Company advises the Commission that it is in the process of finalizing the form of deposit agreement among the Company, The Bank of New York Mellon, as depositary, ADS holders and all other persons indirectly or beneficially holding ADSs and will file the form of deposit agreement as Exhibit 2.1 in an amendment to the Draft Registration Statement in due course. In addition, the Company will request confidential treatment with respect to certain portions of the Distribution Agreement by and between the Company and Philips Respironics GK, dated February 24, 2014 and will file such agreement as Exhibit 4.8 in an amendment to the Draft Registration Statement in due course.

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by telephone at +972-4-617-7000 or via e-mail at BShy@itamar-medical.com.

Respectfully,
ITAMAR MEDICAL LTD.

By:	/s/ Shy Basson
Name: Shy Basson
Title: Chief Financial Officer

Enclosures

Cc:	Noa Farkas Gluck, Adv., Itamar Medical Ltd., General Counsel & Company Secretary